

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Grifols, SA
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain

> **Re: Grifols, SA**
> **Registration Statement on Form F-4**
> **Filed August 10, 2010**
> **File No. 333-168701**

Dear Mr. Bell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you released revenue and income information for the first half of 2010 on your website on July 29, 2010. Tell us what consideration was given to providing this information in your Form F-4. Please refer to Item 8A5 of Form 20-F.

Summary, page 1

The Companies, page 1

2. Please identify the indications that the identified Grifols' products are intended to treat. Similarly, identify Talecris' material products and indicate which conditions each is intended to treat.

Grifols Non-Voting Shares, page 4

3. Please state the differences between the non-voting shares being offered and your existing ordinary shares.

Financing, page 7

4. Please provide updated information relating to your need to obtain $225 million in order to complete the transaction. If you have identified a source for these funds, please identify the source and disclose any applicable terms.

Conditions to Complete the Transaction, page 9

5. Please revise the discussion to clarify which conditions can be waived and which cannot.

Unaudited Pro Forma Condensed Combined Financial Information, page 20

6. With regard to your adjustments to IFRS in your unaudited pro forma condensed combined financial information, please address the following:

- Note (b) you indicate that inventory impairment recoveries resulted in a decrease in profit for 2009 of $4.568 million. Please clarify these adjusting entries by discussing the nature of the $8.650 million adjustment classified as other operating expenses that resulted in the decrease in profit of $4.568 million and how this amount agrees with the impact to the Balance Sheet.
- Note (f) you indicate that the adjustment reflects dividends that would have been accrued during 2009 under IFRS. We see the adjustment to your income statement but do not see the accrual hit your balance sheet. Please clarify the impact this adjustment has to the balance sheet and if there is no impact, the reasons why.

7. With regard to your pro forma adjustments in your unaudited pro forma condensed combined financial information, we note that Note (g) states that the finance charges related to Talecris' First and Second Lien Term Loans and the cumulative dividends on the preferred stock have been eliminated. Please tell us how eliminating these items complies with Rule 11-02(b)(6).

8. We note that the final purchase price allocation has not been made and that currently the excess purchase price over the fair value of net assets acquired has been allocated to goodwill. Please expand your disclosure to provide a sensitivity analysis so that a reader can understand the impact on your pro forma results of operations if any of the purchase price is allocated to tangible or intangible assets and the effects of amortization periods assigned to these assets.

Risk Factors, page 41

General

9. Many of your risk factor discussions include cross references to later discussions that include important factors in assessing the magnitude of the risk and potential consequences. Please revise your risk factor discussion to include the details that are material to the risk and eliminate the cross references.

10. Please include an additional risk factor addressing the fact that the Talecris shareholders will have a smaller equity participation in the combined company than they currently enjoy. Quantify the equity ownership that will be held by the Talecris' shareholders and the equity ownership that will be held by Grifols' shareholders.

11. Please include an additional risk factor that addresses the material risks faced by both you and Talecris in the event adverse changes in foreign currency exchange rates.

"There will be material differences between the current rights of Talecris . . .," page 41

12. Please identify in the body of this risk factor those differences in stockholder rights you believe are material, with a particular emphasis on the fact that holders of class B ordinary shares will lack any voting rights and will have no ability to influence corporate actions.

"Any delay in obtaining such governmental consents, or any conditions imposed in connection with the granting of such consents, may jeopardize or postpone. . .," page 42

13. Please identify in the body of this risk factor those approvals and consents you will need to obtain in order to effectuate the merger.

"Grifols or Talecris may waive one or more of the conditions to the transaction . . .," page 42

14. Please revise the discussion to identify the conditions that the parties can waive.

"The proposed transactions between Grifols and Talecris may adversely affect operations and financial performance." page 43

15. We note your statement that the proposed transaction may result in the loss of key suppliers and customers. To the extent that either party has agreements with customers or suppliers that are terminable in the event of a merger or change in control, please expand your discussion to identify the agreement and the significance of the agreement. To the extent you have already lost any key customers or suppliers, please identify the customers and/or suppliers and describe their significance.

"Lawsuits have been filed against Talecris, Grifols, and certain officers…," page 43

16. Please quantify the damages sought.

"Talecris stockholders will need to consider the Spanish tax consequences…," page 44

17. Please expand the discussion to describe the material Spanish tax consequences.

"If the transaction is completed, the combined company will have substantial indebtedness…," page 44

18. Please quantify the combined company's estimated annual debt service requirements following the transaction.

19. Please include a separate risk factor discussion identifying the restrictions on the declaration and payment of dividends.

"The market price of the Grifols new ADSs, the Grifols non-voting shares and the Grifols ordinary shares and the results of operations of the combined company after the transaction may be affected by factors . . .," page 46

20. It is unclear what material risk you are attempting to convey to shareholders. Please expand this risk factor to identify the factors or types of factors you believe may affect the results of operations of the combined company and the market price of the ADSs.

"Plasma collection and manufacturing, and the manufacture of drugs, biological and devices, are heavily regulated," page 54

21. Please expand this risk factor to include the number of times Talecris has recalled plasma products and devices and identify the products involved.

22. Please identify the number of instances in which you and Talecris have been cited by regulatory authorities for non-compliance with applicable safety standards, describe the circumstances and consequences.

"Grifols' business is highly concentrated on its three largest products…," page 55

23. Please quantity each product's percentage of net sales. If you are aware of reasons to expect a potential decrease in net sales, i.e. increased competition, please describe the circumstances.

<u>"Grifols must continually monitor the performance of its products once approved and marketed for signs that their use may elicit serious and unexpected side effects . . .," page 56</u>

24. Please describe known serious adverse effects of your commercially available products. Similarly, revise "Talecris must continually monitor the performance…" on page 72 to describe the know side effects of its products.

<u>"Grifols may be unable to hire or retain the qualified personnel needed to sustain its planned growth," page 62</u>

25. Please condense this risk factor with the one immediately succeeding it, as they are largely duplicative.

<u>"Grifols' future success depends on its ability to retain members of its senior management and to attract, retain and motivate qualified personnel," page 62</u>

26. Please identify the members of senior management and other key personnel whose departure you believe would significantly and negatively impact your business.

<u>Grifols' business requires substantial capital to operate and grow and to achieve Grifols' strategy of realizing increased operating leverage . . ., page 62</u>

27. Please estimate the amounts you expect to spend on capital and operating expenses over the next five years.

<u>"Grifols is susceptible to interest rate variations," page 63</u>

28. Please revise the risk factor to quantify the debt you will incur as a result of the transaction.

<u>"Grifols' share price could be volatile and subject to significant and sudden declines," page 69</u>

29. Please disclose the high and low trading price during each of the last three years.

<u>"Talecris' products have historically been subject to supply-driven price fluctuations," page 75</u>

30. The portion of this risk factor comprising page 76 appears to address competitive pressures on Talecris more than price fluctuations driven by the supply of plasma; please prepare a separate risk factor addressing competition that includes this information.

<u>"Talecris is investigating potential Foreign Corrupt Practices Act violations," page 77</u>

31. Please expand this risk factor to include the following information:

- The actions involved in the possible violations of the FCPA that you have identified; and
- The countries where there are potential violations.

Similarly, revise the description of Talecris' business.

"Talecris may infringe or be alleged to infringe intellectual property rights of third parties," page 83

32. Please state in this risk factor the current status of the patent infringement case filed against Talecris in May 2008.

"Talecris' future success depends on its ability to retain members of its senior management . . .," page 86

33. Please identify the members of senior management and other key personnel whose departure you believe might impede the achievement of Talecris' research, development, operational and commercialization objectives.

"A substantial portion of Talecris' revenue is derived from a small number . . .," page 86

34. Please identify the two customers who accounted for approximately 28% and 27% of Talecris' net revenues for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively. Similarly, revise the description of Talecris' business.

The Transaction

Background of the Transaction, page 92

35. Please provide more information about the informal discussions between you and Talecris since April 2005, including the frequency of these discussions, the levels of management involved, and the nature of the discussions.

36. Please identify the principals of Grifols who approached Brett Ingersoll in November 2009 and the reasons why the proposed acquisition price of $25.00 was deemed insufficient.

37. Please describe the contacts with Talecris between late December 2009 and early February 2010 and mid-February and mid-April 2010, including whether the contacts consisted of meetings or written correspondence and the nature of the meetings or communications. Your discussions should identify all parties present at the meetings.

38. In all parts of this discussion where you refer to representatives of Grifols, representatives of Talecris, members of management of either company, legal and financial advisors to either company and any other entity involved the negotiation of this transaction, you should identify the person or persons who participated in any meetings, telephone calls, etc. by name. If the entire Board of Directors of either company was a participant, or a special committee of the Board whose members you have already identified, you do not need to identify each individual director.

39. Please explain why the original proposal for a two-step merger communicated in November and December 2009 was changed to a single-step merger after the meeting held on February 11, 2010.

40. Please explain in your disclosure the unwillingness on your part to issue any voting shares as part of this transaction.

41. Please describe the revised transaction terms suggested to Messrs. Ingersoll and Mayer on May 19, 2010.

42. Please describe the update on the business conditions made by Talecris' management to the Board on June 4, 2010.

43. Please provide the Talecris Board of Directors' assessment of what the discounted market price of the class B non-voting ordinary shares would be and the impact this discount would have on the merger consideration.

Talecris' Reasons for the Transaction; Recommendation of the Talecris Board of Directors, page 97

44. Please explain the reasons for your belief that the combined entity is better positioned to face challenges presented by the present climate of your industry.

45. Please explain the basis for your belief that the combined company will experience operating synergies of up to $160 million in 2012 and increasing to $230 million by 2014. If these figures are based on internal estimates or on projections provided by your financial advisors, please provide a more specific discussion of the estimates and projections.

46. If the trading discount of non-voting shares relative to ordinary shares has been estimated by Talecris or its financial advisor, please include this estimate in your disclosure. If the implied merger consideration was calculated based on the non-discounted trading price of Grifols shares, please clarify.

47. In your discussion of the fixed stock price of merger consideration, please elaborate on the Talecris' Board of Directors review of the relative intrinsic values and financial

performance of the merger parties, including the factors the Board considered and its overall assessment.

Opinion of Citigroup Global Markets Inc., page 102

48. Please supplementally provide us with copies of any materials prepared by Citigroup Global Markets Inc. in connection with its opinion, including, among other things, any "board books," previous drafts of the fairness opinion provided to the Talecris Board of Directors, and any summaries of presentations made to the Board. We may have further comments on your disclosure once we have had the opportunity to review these materials.

49. In this discussion, you make reference to Section 368(a)(1)(F) of the Code. As you have not defined the Internal Revenue Code elsewhere in your disclosure, you should do so here. Please also clarify that the transaction qualifies as reorganization but that it is taxable to Talecris' shareholders.

50. Please disclose any instructions given to Citigroup in connection with its opinion and any limitations imposed on the scope of its investigation or tell us supplementally that no such instructions were given and no such limitations were imposed.

51. We note your statement that Citi held discussions with Talecris about the results of prior solicitation processes undertaken by or on behalf of Talecris. Please expand this disclosure to fully describe the information that was relayed to Citi about these solicitation processes.

52. Please expand the statement fairness opinion is for the use and benefit of the Talecris Board to clarify that the fairness advisor consented to the filing of the fairness opinion.

53. We note your statement that Citigroup relied on financial forecasts relating to both yourself and Talecris in preparing the opinion. Please include the Grifols financial forecasts.

54. Please describe the other analyses and examinations Citi deemed appropriate.

Talecris Financial Analyses, page 105

55. Please explain how you selected the comparable companies. If there were other companies that met the selection criteria but were excluded from the analysis, please provide additional disclosure explaining the reason for omitting these companies from the analysis. Similarly, explain how the companies used in "Grifols Financial Analysis."

56. We note that Citi applied a "range of selected multiples of calendar years 2010 and 2011 estimated EBITDA and EPS…" Please disclose the range of selected multiples used in the analysis and explain how the range was determined. For example, did the range

consist of the highest multiple and lowest multiple, were outliers excluded from the analysis? Provide similar information with respect to "Grifols Financial Analysis."

57. Please revise the discussion of the selected transaction analysis to disclose the dates of the transactions used in the analysis and the criteria used to select the comparable transaction. If there were additional transactions that met the selection criteria but were omitted from the analysis, please explain why they were omitted from the analysis.

58. In the selected precedent transactions analysis, please disclose the range of selected multiples of the target companies' latest 12 months of EBITDA and the corresponding data for Talecris. Please also disclose how the range was determined.

59. In the premiums paid analysis, please disclose the eight transactions involving biopharmaceutical companies that were considered in this analysis. Please also disclose the range of selected premiums derived from those transactions, how the range was determined and the closing price of Talecris on June 4, 2010.

60. In the discounted cash flow analysis, please explain the reason for Citi's use of perpetuity growth rates of 1.0% to 2.0% and a discount rate range of 9.5% to 10.5%. Provide similar information with respect to "Grifols Financial Analysis."

61. Please identify the Wall Street firms who have promulgated the one-year forward stock price targets for both Talecris and yourself and indicate the dates those targets were released.

62. Please identify the selected dual class publicly traded securities and the selected precedent transactions involving acquisitions of dual class shares that Citigroup analyzed in order to determine liquidity and non-voting discounts, if any.

Miscellaneous, page 108

63. Is any portion of Citi's fee contingent on the completion of the transaction?

Restrictions on Sales of the Grifols Non-Voting Shares Received in the Transaction, page 111

64. Please explain in detail the restrictions on trading pursuant to Rule 144 that will be in place for Talecris shareholders who are affiliates of yours.

Interests of Talecris' Directors and Executive Officers in the Transaction, page 111

65. Please indicate here that you will extend indemnification and insurance liability coverage to the Talecris directors and officers for a period of six years after effective time of the merger.

Grifols' Reasons for the Transaction, page 116

66. Please elaborate on the anticipated cost savings and operating synergies you believe you will experience as a result of the merger and state the bases for this belief.

Grifols' Dividend Policy, page 118

67. Please note in this discussion all of the limitations imposed on your ability to pay ordinary dividends by the terms of your financing, and also note that your leverage ratio after the transaction is closed will be approximately five (5).

The Merger Agreement, page 124

Representations and Warranties, page 128

68. Please describe specifically how the representations and warranties you and Grifols have made to each other have been qualified by information set forth in Talecris' filings with the SEC and your filings with the CNMV.

Conditions to Completing the Transaction, page 146

69. There does not appear to be a discussion under the heading "- Grifols Shareholders Meeting Recommendation of the Board of Directors" in your registration statement, which you have cross-referenced. Regardless, you should identify the matters to be approved in this part of the disclosure.

Termination of the Merger Agreement, page 147

70. Please indicate in your discussion of your ability to terminate the merger agreement even in the event of your breach of the agreement that such action will still trigger the break-up fee you have agreed to pay Talecris.

The Voting Agreements, page 155

General

71. In this discussion, please explain what you mean when you use the term "covered shares."

The Grifols Voting Agreements, page 156

72. Please identify the Grifols shareholders that have entered into voting agreements with Talecris.

Industry Overview, page 159

The Plasma Industry, page 159

73. With respect to your discussion of plasma supply on page 163, please cite to the source of your statement concerning the growth in U.S. source plasma collections. If this statement represents your opinion, please provide the basis for your opinion.

74. With respect to your discussion of the in vitro diagnostic market on page 165, you have disclosed your sales as a percentage of the world market. Please indicate the source used to estimate the size of the world market.

Regulatory Matters, page 166

Government Regulation, page 166

75. Please expand your disclosure to discuss the regulatory environments in those countries where you have material sales, other than the United States and Europe. To the extent that your sales are not material in those countries, or you believe the regulatory environments are not extensive enough to warrant further disclosure, please revise your disclosure accordingly.

Information about Grifols, page 174

General

76. Please identify any agreements that are material to your business. We specifically note that you have referenced third parties you rely on for sale, distribution and delivery of your products and license agreements. Please identify your material agreements and describe the material terms including the identity of the other party, payment provisions, end term and termination provisions. Please also file these agreements as exhibits or provide us with an analysis supporting your determination that you are not substantially dependent on them.

Patents and Trademarks, page 191

77. Please disclose the jurisdiction of each patent identified and when each is scheduled to expire.

Operational and Financial Review of Grifols, page 198

Liquidity and Capital Resources, page 213

Contractual Obligations, page 220

78. It appears you have not included your interest commitments under your interest-bearing debt in your contractual obligation table on page 220, or provided textual discussion of this obligation below the table. Please ensure your contractual obligation table in MD&A includes interest or if you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Employment and Severance Arrangements, page 233

79. Please identify the three (3) executive officers who have entered into employment contracts with you and specify how compensation would be paid to them in the event of a termination. For example, state whether compensation will be paid if the executive is terminated with cause or justification. Also, state if there is any minimum or maximum amount of variable compensation that would be paid regardless of the circumstances of the termination and if these amounts are contingent on corporate or individual performance during the executive's final year of employment.

Security Ownership of Certain Beneficial Owners and Management of Grifols, page 234

80. Please identify the individual or individuals who have voting and/or investment power over the shares of your common stock held by Scranton Enterprises B.V. and Deria S.A.

81. If Jose Antonio Grifols Gras exercises voting and/or investment power over the shares held by Thorthol Holdings B.V., please indicate such in your disclosure. If he does not, please identify the individual or individuals who do exercise such powers.

Information about Talecris, page 240

82. We note you have made the following statements about Talecris' competitive position and size of the industry:

- "one of the largest producers and markets of plasma-derived protein therapies in the world;"
- Gamunex and Gamunex IVIG "is one of the leading products in the IVIG segment;"
- "Prolastin A1P1/Prolastin-CA1P1 has the leading share of sales in the United States;" and

- There are 11,000 individuals currently identified with A1P1 deficiency in North America."

Please revise your registration statement to attribute these statements, and similar statements, to the applicable source. If the statements based on your beliefs or estimates, please include the basis for these beliefs or estimates.

83. You have included a number of references to various agreements, including:

- supply agreement with CSL Plasma,
- prescription fulfillment agreement with Centric Health Resources,
- supply agreements with Octapharma, ABS and Biotest,
- packaging agreement with Catalent Pharma Solutions, and
- licensing agreements with Bayer Healthcare, Activaero and Crucell.

Please describe describe the material terms of all of your material agreements. Additionally, file the agreements as exhibits or provide us with an analysis supporting your determination that you are not substantially dependent on them.

Packing and Distribution Contracts, page 259

84. Please include additional information about Talecris' material distribution agreements, including payment, term and termination provisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Talecris, page 265

Non-U.S. GAAP Financial Measures, page 320

85. There are several instances of the non-GAAP financial measures, "adjusted EBITDA," in your notes to the consolidated financial statements for Talecris Biotherapeutics Holding Corp, including but limited to page 134 and 141. In these instances please also provide reference to this section such that your disclosures for how management, the compensation committee, and lenders use of the non-GAAP financial measures can be readily available for the reader to locate.

Grifols, S.A. and Subsidiaries, page F-1

Notes to the Consolidated Financial Statements, page F-9

(7) Goodwill, page F-40
Impairment testing, page F-41

86. You state that, for impairment testing purposes, you allocate goodwill to each of the "group's cash generating units in accordance with their respective business segment." It appears that there are several CGU's per segment based on your disclosure that all but Woolloomooloo Holdings is in the Bioscience segment. Please clarify what level at which goodwill is monitored for internal management purposes and how this complies with IAS 36.80 and BC150B.

(8) Other Intangible Assets, page F-42
Impairment testing, page F-42

87. You state that you calculate your value in use based on cash flow projections from the financial budgets approved by management. Please tell us whether or not you use pre tax rates in your cash flow projections. To the extent you use post tax rates, please provide us your basis for using these assumptions and how this is in compliance with IAS 36.55.

(15) Equity, page F-50

(c) Reserves, page F-50

88. We note your requirements under Spanish Law to transfer profits to your legal reserve and that the legal reserve can only be used to offset losses if there are no other reserves in the company. We further note your dividend policy of 40% of profits. It appears that you have contributed excess amounts to the legal reserve and your dividends have been less than your 40% policy. Tell us your basis for this allocation of profits to the legal reserve and the amount distributed as dividends. Additionally, there are two deductions from reserves in 2009 while your disclosures state the reserve "is not distributable to shareholders," "may only be used to offset losses," "may be used to increase share capital…" Please tell us the nature of the 2009 deductions. Further tell us the nature of the "other reserves that you have presented in your footnote 15(e) and reconcile the amounts presented in the table on F-52 to the amounts presented in your Statement of Changes in Consolidated Equity.

Appendix I
Geographic Information, page F-85

89. Please remove the note that states "Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails."

Talecris Biotherapeutics Holdings Corp., page F-115
Notes to the Financial Statements, page F-119
Note 26. Condensed Consolidating Financial Information, page F-162

90. Please provide us a detailed description of the cash transactions that enabled the Parent to report $90.4 million and $31.1 million of positive operating cash flows during 2009 and 2008, respectively. We note that this comprises 38% and 94% of Consolidated operating cash flows. Presumably the Parent has no operations and merely pays interest and taxes, and receives dividend and interest payments from its subsidiaries.

Exhibits

91. We note that we will need additional time to review your exhibits once they have been filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-13652 or Melissa Rocha at (202) 551-13854 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-13383 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director